United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2018

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐    No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐    No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

DISTANCE VOTING BALLOT Annual General Meeting (AGM) - VALE S.A. to be held on 04/13/2018 and formalities described in the Manual for Participation in the Annual and Extraordinary practices related to shareholders’ meetings), available on the CVM’s website (www.cvm.gov.br). the Company or through a qualified service provider below must be received at least seven days prior to the Meetings, i.e., by April 6, 2018 (inclusive). alternatives: to the depository of the Company’s issued shares (Banco Bradesco S.A.), only in the case of the documents required by the depository. to the custodian of its shares, observing the procedures established and documents required by shown below, along with the documents required by the Company, as detailed in the Manual to Shareholder's Name Shareholder's CNPJ or CPF E-mail Instructions on how to cast your vote Shareholders opting to exercise their absentee voting rights, under articles 21-A and following of CVM Instruction 481/2009, as amended (“CVM Instruction 481/2009”), must complete this Absentee Ballot (“Ballot”), which shall only be considered valid and the votes cast herein shall only be counted in the quorum for the Annual and Extraordinary Shareholders’ Meetings (“Meetings”) of Vale S.A. (“Vale” or “Company”) if the following instructions are observed: (i) the shareholder must note above his or her name (or business name), as well as CPF or CNPJ, as applicable, as well as an email address for any contact; (ii) all the fields must be duly completed; (iii) all the pages must be initialed; and (iv) the last page must be signed by the shareholder or its legal representative(s), as applicable and under law in force. The Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil. Please note that April 6, 2018 is the last day for RECEIPT of the Ballot through one of the three forms listed in item 4 below, and not the last day for it to be sent. If it is received after April 6, 2018, the votes will not be counted. Shareholders opting to exercise their right to vote through the Ballot must observe the other rules Shareholders’ Meetings and in item 12.2 of the Company’s Reference Form (Rules, policies and Instructions for sending your ballot, indicating the delivery process by sending it directly to So that this Ballot is considered delivered, the Ballot and other required documents as mentioned The shareholder opting to vote absentee must send the documents through one of the following 1) Send to Depository: the shareholder should transmit the instructions for completion of this Ballot shares that are not deposited in the central depository, observing the procedures established and 2) Send to custodian: the shareholder should transmit the instructions for completion of this Ballot the respective custodian. 3) Send directly to the Company: the shareholder may send this Ballot to the mailing address the Meetings. The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copy of the other documents sent before via email by the shareholder, by April 6, 2018. For more clarifications, access the Manual for participation in the Meetings, available on the websites of the Company (www.vale.com), the Comissão de Valores Mobiliários (www.cvm.gov.br) and the B3 – Brasil, Bolsa, Balcão (www.b3.com.br) on the internet. If you have questions, contact the Investor Relations Office at the phone number +55 21 3485-3900 or by email at vale.ri@vale.com. Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company Att: Department of Investors Relations Praia de Botafogo, 186, 18 andar, Torre Oscar Niemeyer, Botafogo, in the City of Rio de Janeiro – RJ, CEP 22250-145, attention to the Investor Relations Office. e-mail: vale.ri@vale.com Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number Banco Bradesco S.A. (Bradesco)

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - VALE S.A. to be held on 04/13/2018

Telephone number for contact: 0800 701 1616
e-mail: 4010.acecustodia@bradesco.com.br

As informed in the Manual of the Meetings, Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in the Manual of the Meetings.

Resolutions concerning the Annual General Meeting (AGM)

Simple Resolution

1. Evaluation of the management's report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2017.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2. Proposal for the allocation of profits for the year 2017, and the consequent approval of Vale's Capital Budget, for the purposes of Article 196 of Law 6,404/1976;

Management's Proposal:
-R$881,360,044.45 for the account "Legal Reserve"
-R$692,831,841.06 for the account "Tax Incentives Reserve"
-R$8,026,504,501.75 for the account "Investments Reserve", based on Article 37, II of the ByLaws;
-R$3,305,031,263.84 for the account "Investment Reserve" based on Article 196 of Law 6,404 and on the Capital Budget;
-Ratify the payment of the gross value of R$2,182,466.504.13 (R$0,419912462 per outstanding common share or special class preferred share) as a prepayment of the allocation of profits from the 2017 fiscal year to be distributed on March 15, 2018.
-Ratify the payment of the gross value of R$2,539,006,733.78 (R$0.488511766 per outstanding common share and, under the provisions of Article 5º, §5, of the Bylaws, R$0.620920871 per special class preferred share) to be distributed on March 15, 2018.

-Capital budget

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3. Ratify the nomination of Mr. Ney Roberto Ottoni de Brito as principal member of the Board of Directors.

[ ] Approve [ ] Reject [ ] Abstain

Election of the fiscal board by single group of candidates

Controlador/Controlling
 Marcelo Amaral Moraes / Vago/Vacant
 Marcus Vinícius Dias Severini / Vago/Vacant
 Eduardo Cesar Pasa / Sergio Mamede Rosa do Nascimento

7. Indication of all names that make up the group - Controlador/Controlling

[ ] Approve [ ] Reject [ ] Abstain

8. If one of the candidates that compose the group fails to integrate it to accommodate the separate election dealt with by arts. 161, paragraph 4, and 240 of Law No. 6,404 of 1976, the votes corresponding to its shares may continue to be assigned to the chosen group? -

[ ] Yes [ ] No [ ] Abstain

DISTANCE VOTING BALLOT Annual General Meeting (AGM) - VALE S.A. to be held on 04/13/2018 year 2017: members of Vale’s Fiscal Council for the fiscal year of 2017, in the amount of R$ 170,848,512.08. City : Date : Signature : Shareholder's Name :____________________________________________________________ Phone Number : Simple Resolution 5. Setting the compensation of management and members of the Fiscal Council for the year 2018: Management’s Proposal: Set the annual overall compensation of management, members of the Advisory Committees and members of Vale’s Fiscal Council for the fiscal year of 2018, in the amount of up to R$ 184,572,987.07, to be individualized by Vale’s Board of Directors. Set the monthly compensation of each acting member of the Fiscal Council, from May 1, 2018, until the Annual Shareholders’ Meeting to be held in 2019, corresponding to 10% (ten percent) of the compensation that, on average, is attributed monthly to each Executive Officer, not counting benefits, representation funds and profit sharing. In addition to the compensation set forth above, the acting members of the Fiscal Council shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members shall only be reimbursed in the cases in which they exercise their title due to vacancy, impediment or absence of the respective principal member. [ ] Approve [ ] Reject [ ] Abstain Simple Resolution 6. Ratify the annual compensation paid to management and members of the Fiscal Council in the Management’s Proposal: Ratify the annual overall compensation of Vale’s management and [ ] Approve [ ] Reject [ ] Abstain

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 9, 2018		Director of Investor Relations